Exhibit 99.3

Consent of Independent Registered Accounting Firm

We hereby consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-206417), Form S-8 (Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (No. 333-287021) of Barrick Mining Corporation of our report dated February 4, 2026 relating to the consolidated financial statements and effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Form 6-K.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

Canada

February 5, 2026

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500,
Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215
Fax to mail : ca_toronto_18_york_fax@pwc.com

www.pwc.com	“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.